William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

United States

17 October 2016

By EDGAR

Dear Mr. Thompson

Re:	National Grid plc Form 20-F for the year ended 31 March 2016 Filed on 7 June 2016 File No. 1-14958

We refer to the comment letter (the “Comment Letter”) dated 21 September 2016 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2016 Form 20-F”) of National Grid plc (“National Grid”, “the Company”). For your convenience, the comments are repeated below, prior to the response.

Net debt and credit metrics, page 25

1.	Reference is made to your disclosure of retained cash flow divided by adjusted net debt (RCF/net debt). Please tell us whether these ratios are non-GAAP measures. If so, please provide the disclosures prescribed by Item 10(e)(1)(i) of Regulation S-K in your next Form 20-F. If not, explain the basis for your conclusion in detail.

Response

We have concluded that the RCF/net debt calculation provided on page 25 of the 2016 Form 20-F is a non-GAAP measure as it comprises our estimate of a calculation made by Moody’s, the rating agency. Should we include this measure in future Forms 20-F we will ensure that we include the disclosures prescribed by Item 10(e)(1)(i) of Regulation S-K.

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +44 207 004 3033 or via e-mail at andrew.bonfield@nationalgrid.com.

Sincerely,

/s/Andrew Bonfield

Andrew Bonfield

Finance Director

National Grid plc

cc:	Jason Niethamer, Securities and Exchange Commission Alison Kay, National Grid plc Thomas B. Shropshire, Jr., Linklaters LLP

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